Filed pursuant to Rule 424(b)(3)
Registration No. 333-124288
HEALTH GRADES, INC.
SUPPLEMENT, DATED FEBRUARY 23, 2006,
TO PROSPECTUS, DATED MAY 12, 2005
Compensation Developments
     As we have previously disclosed, in light of the fact that no equity awards have been granted to the principal executive officers of the Company since 2002, the Compensation Committee of the Board of Directors determined that it was appropriate to review the our compensation philosophy. Among other things, the Committee has reassessed the mix of compensation components with a view towards fashioning a compensation package that will result in optimal incentives for both short-term and longer-term performance and will enable us to attract highly qualified individuals as we expand.
     In light of the fact that approximately four years have past since any of our four principal officers have received an equity grant, the Committee has determined to make available to these executives, as well as to a pool of other officers to be determined, a significant restricted stock grant (the “Performance Grant”) subject to vesting only upon the achievement of substantial performance conditions or upon a change of control.
     Shares underlying the Performance Grant are to be awarded as follows:

Name and Title	Number of Shares
Kerry R. Hicks, Chairman, President and Chief Executive Officer	431,348
Sarah Loughran, Executive Vice President	157,136
David G. Hicks, Executive Vice President	115,000
Allen Dodge, Senior Vice President and Chief Financial Officer	100,000
Officer Pool	400,000

TOTAL	1,203,484
     The restricted shares underlying the Performance Grant will vest in 25% increments on the achievement of each of the following performance goals:
1.	Achievement of annual revenues of $60 million;

2.	Achievement of annual revenues of $80 million;

3.	Achievement of operating income of $18 million and 30 percent operating margin; and

4.	Achievement of operating income of $25 million and 30 percent operating margin.

     In addition, in the event of a change of control, the shares underlying the Performance Grant will vest as follows:

The percentage of shares
underlying the Performance
If a change of control occurs:	Grant that will vest is:
Within six months following the date of the award	25%

More than six months but less than one year following the date of the award	50%

More than one year but less than two years following the date of the award	75%

More than two years following the date of the award	100%
However, if, in connection with the change of control, Company stockholders receive consideration of at least $8.00 per share, all shares underlying the Performance Grant will vest.
The vesting criteria set forth above are not intended to constitute forecasts of future performance or other events, and there can be no assurance that any of the vesting events will ever occur.
In addition, the Committee intends to reinstate an annual equity grant program for executives, currently contemplated to be in the form of restricted stock.
In order to enable the Company to effect the Performance Grant and other equity awards, the Board of Directors will seek, at its 2006 Annual Meeting of Stockholders, stockholder approval of the Health Grades, Inc. Equity Compensation Plan, which will be an amendment and restatement of the current 1996 Equity Compensation Plan.
Legal Proceedings
     Reference is made to the disclosure in note 9 of our condensed consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2005 with regard to indemnification provided to our Chief Executive Officer, Kerry R. Hicks principally with respect to an arbitration proceeding. The following developments in connection with Mr. Hicks’ litigation with the collection agency parties described in the disclosure have occurred since the filing of the Form 10-Q.
     The collection agency filed a notice of appeal in connection with the federal district court’s confirmation of the arbitration award entered in favor of Mr. Hicks. Counsel for Mr. Hicks has advised us that Mr. Hicks has filed a motion to dismiss the notice of appeal because several claims remain unresolved by the court and the district court did not certify its ruling for appeal.
     The hearing on the remaining matters in the arbitration is scheduled to occur on February 28, 2006.
     By a letter to our Board of Directors dated February 13, 2006, one of the collection agency parties made allegations directed at us, Mr. Hicks and the attorneys representing Mr. Hicks in the arbitration. The principal allegations appear to be that we, Mr. Hicks and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank’s knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the Arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. The collection agency party threatened suit if it is not paid $10.3 million.
     We believe these allegations are absurd and completely without merit. To our knowledge, the collection agency parties have not sought to assert any such “claims” against us in the arbitration. We will vigorously contest any litigation that may be brought against us by the collection agency parties.
Plan of Distribution
     Essex Woodlands Health Ventures IV, L.P. (“Essex Woodlands”) has advised us that it has retained MDB Capital Group LLC (“MDB Capital”), a registered broker-dealer, as agent in connection with the offer to institutional investors of the 4,136,802 shares of our common stock that Essex Woodlands owns. MDB Capital will be acting in a dual agency capacity, receiving a commission of $0.05 per share from Essex Woodlands, or $206,840 if all 4,136,802 shares offered by Essex Woodlands are sold, and $0.05 per share from the institutional purchasers. As a result, total commissions payable to MDB Capital will be $.10 per share, or $413,680 if all 4,136,802 shares are sold. Net proceeds to Essex Woodlands will be dependent upon the actual price or prices that are negotiated with the investors.
     The shares offered by Essex Woodlands include the 353,430 shares that are disclosed in the prospectus as underlying warrants held by Essex Woodlands. On December 8, 2005, Essex Woodlands exercised all of the warrants for an aggregate exercise price of $86,694.
     Essex Woodlands has advised us that in December 2005, it sold 5,000,000 shares of our common stock covered by the prospectus at a price of $5.55 per share, or an aggregate of $27,750,000. MDB Capital acted in a dual agency capacity in connection with the sale, receiving a commission of $0.05 per share from Essex Woodlands, or $250,000, and $0.05 per share from the purchasers. Net proceeds to Essex Woodlands were $27,500,000.